Exhibit 99.3

For Immediate Release

Contact:	Claire M. Chadwick
SVP and Chief Financial Officer
630 Godwin Avenue
Midland Park, NJ 07432
201- 444-7100

PRESS RELEASE

Stewardship Financial Corporation Announces

Earnings for the Year Ended December 31, 2011

Midland Park, NJ – March 30, 2012 – Stewardship Financial Corporation (NASDAQ:SSFN), parent of Atlantic Stewardship Bank, announced net income for the year ended December 31, 2011 of $684,000 compared to $1,233,000 for the year ended December 31, 2010. For the three months ended December 31, 2011, the Corporation reported a net loss of $962,000 compared to net income of $1,087,000 for the corresponding three month period in 2010. The fourth quarter results were negatively impacted by a larger loan loss provision, partially reflective of an increase in nonperforming loans. After dividends on preferred stock and accretion, net income available to common shareholders for the year ended December 31, 2011 was $126,000, or $0.02 per diluted common share, compared to $683,000, or $0.12 per diluted common share, for the prior year. For the three months ended December 31, 2011, after dividends on preferred stock and accretion, the Corporation reported a net loss available to common shareholders of $1,000,000, or a loss of $0.17 per diluted common share, compared to net income of $949,000, or $0.16 per diluted common share, for the three months ended December 31, 2010.

For the three months ended December 31, 2011 the Corporation recorded a $4.9 million provision for loan losses, or $10.8 million on a year to date basis. The prior year provision for

Press Release - Midland Park NJ
Stewardship Financial Corporation continued	March 30, 2012

loan losses was $1.8 million and $9.6 million for the three months and year ended December 31 2010, respectively. Paul Van Ostenbridge, Stewardship Financial Corporation’s President and Chief Executive Officer stated, “We are aggressively managing our loan portfolio but the prolonged and weakened economic environment continues to put extraordinary stress on our customers. Further complicating matters, the Bank is challenged by a very slow foreclosure process combined with deteriorating real estate values. These factors contributed to an increase in nonperforming loans and a corresponding increase in the provision for loan losses.” In determining the appropriate level of loan loss reserves needed at a given point in time, the Corporation considers, among other factors, historical loan loss experience, information about specific borrower situations and estimated collateral values.

At December 31, 2011 nonperforming loans totaled $27.7 million, or 6.08% of total loans, representing an increase from $22.5 million, or 4.98% at December 31, 2010. With respect to the problem loans, Van Ostenbridge commented, “Without a doubt, nonperforming loans remain a challenge and the workout of these problem loans is a key priority for the organization.”

While the Corporation actively evaluates and addresses individual loan problems, the additional loan loss provision also considers the possible problems in the portfolio that have not yet been specifically identified. As one measurement of allowance coverage, the total allowance for loan losses at December 31, 2011 represented 2.54% of total loans – showing an increase when compared to a ratio of 1.88% a year earlier. In addition, another measurement of allowance coverage – at December 31, 2011 the ratio of allowance for loans losses to nonperforming loans of 41.84% also represented an increase compared to an allowance coverage level of 37.73% as of December 31, 2010.

2

Press Release - Midland Park NJ
Stewardship Financial Corporation continued	March 30, 2012

The Corporation continues to successfully manage net interest margin, with a focus on reducing funding costs. The net interest spread and margin for the year ended December 31, 2011 were 3.58% and 3.83%, respectively, compared to a net interest spread and margin of 3.57% and 3.89%, respectively, for prior year. For the three months ended December 31, 2011, the net interest spread and margin were 3.50% and 3.75%, respectively, compared to 3.61% and 3.87%, respectively, for the comparable prior year three month period. Declines in yields earned on assets reflect the effect of an ongoing low interest rate environment as well as the impact of nonaccrual loans. However, through active management, decreases in liability costs have been achieved. Current funding costs reflect the reduction in interest rates paid on deposits as a result of the repricing of deposits in the present environment as well as the prepayment of $5 million and the restructuring of another $15 million of Federal Home Loan Bank of New York advances at a lower cost.

For 2011, nearly all categories of noninterest income were comparable or showed improvement from the prior year. The Corporation reported noninterest income of $1.8 million and $5.2 million for the three months and year ended December 31, 2011, respectively, compared to $1.4 million and $4.4 million for the equivalent prior year periods. Fees and service charges as well as gain on sales on mortgage loans remained strong. Gain on calls and sales of securities of $1,161,000 for the year ended December 31, 2011 was similar to the $1,081,000 realized in the prior year.

Expenses incurred for the year ended December 31, 2011 were slightly higher than the 2010 level. Noninterest expenses for the three months and year ended December 31, 2011 were $4.8 million and $18.7 million, respectively, as compared to $4.7 million and $18.0 million in the comparable prior year periods. Noninterest expenses in the current year periods reflect

3

Press Release - Midland Park NJ
Stewardship Financial Corporation continued	March 30, 2012

higher costs associated with the management of nonperforming assets, including salary expense and legal fees.

Total assets of $708.8 million at December 31, 2011 showed a 3.0% growth rate when compared to $688.1 million of assets at December 31, 2010. The Corporation is committed to actively lending in the communities, but is cognizant of the challenging credit environment that exists.

Deposit growth for 2011 was $17.9 million, bringing total deposits to $593.6 million compared to $575.6 million a year earlier. More importantly, average core deposit balances (checking, money market and savings accounts) represented 71.2% of total deposits at December 31, 2011 compared to 68.7% a year earlier. In addition, noninterest-bearing deposits grew to $115.8 million, or 19.5% of deposits, at December 31, 2011 compared to $99.7 million, or 17.3%, at December 31, 2010.

Assisting as the Corporation manages through these difficult times, capital levels remained solid, with a tier 1 leverage ratio of 8.86% and total risk based capital ratio of 13.91%, far exceeding the regulatory requirements of 4% and 8%, respectively, for a “well capitalized” institution.

Van Ostenbridge concluded, “We clearly recognize that the elevated level of loan loss provisioning, reflective of the Corporation’s level of nonperforming loans, has negatively impacted our earnings. We, nevertheless, believe our level of reserves for probable loan losses enables us to: continue to devote the resources necessary to address our problem assets; aggressively pursue workout strategies; remain diligent in identifying any further problem credits; and remain focused on mitigating future losses in our portfolio.”

4

Press Release - Midland Park NJ
Stewardship Financial Corporation continued	March 30, 2012

Stewardship Financial Corporation’s subsidiary, the Atlantic Stewardship Bank, has 13 banking offices in Midland Park, Hawthorne (2), Montville, North Haledon, Pequannock, Ridgewood, Waldwick, Wayne (3), Westwood and Wyckoff, New Jersey. The bank is known for tithing 10% of its pre-tax profits to Christian and local charities. To date, the Bank’s tithe donations total $7.7 million.

We invite you to visit our website at www.asbnow.com for additional information.

The information disclosed in this document contains certain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “plan,” “estimate,” and “potential.” Examples of forward looking statements include, but are not limited to, estimates with respect to the financial condition, results of operations and business of the Corporation that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include: changes in general, economic and market conditions, legislative and regulatory conditions, or the development of an interest rate environment that adversely affects the Corporation’s interest rate spread or other income anticipated from operations and investments.

5

Stewardship Financial Corporation
Selected Consolidated Financial Information
(dollars in thousands, except per share amounts)
(unaudited)

	December 31,	September 30,	December 31,
	2011	2011	2010

Selected Financial Condition Data:
Cash and cash equivalents	$13,698	$23,736	$19,983
Securities available for sale	170,925	163,092	138,628
Securities held to maturity	38,354	39,937	45,394
FHLB Stock	2,478	2,491	2,497
Loans receivable:
Loans receivable, gross	456,413	460,518	451,867
Allowance for loan losses	(11,604)	(12,389)	(8,490)
Other, net	(6)	(74)	(132)
Loans receivable, net	444,803	448,055	443,245

Loans held for sale	4,711	1,152	9,818
Other assets	33,849	27,781	28,553
Total assets	$708,818	$706,244	$688,118

Total deposits	$593,552	$587,864	$575,603
Other borrowings	32,700	33,000	36,000
Subordinated debentures	7,217	7,217	7,217
Securities sold under agreements to repurchase	14,342	15,191	14,642
Other liabilities	3,215	3,420	2,524
Stockholders' equity	57,792	59,552	52,132
Total liabilities and stockholders' equity	$708,818	$706,244	$688,118

Book value per common share	$7.28	$7.59	$7.24

Equity to assets	8.15%	8.43%	7.58%

Asset Quality Data:
Nonaccrual loans	$27,736	$24,422	$22,500
Loans past due 90 days or more and accruing	—	2,589	—
Total nonperforming loans	27,736	27,011	22,500
Other real estate owned	5,288	434	615
Total nonperforming assets	$33,024	$27,445	$23,115

Non-performing loans to total loans	6.08%	5.87%	4.98%
Non-performing assets to total assets	4.66%	3.89%	3.36%
Allowance for loan losses to nonperforming loans	41.84%	45.87%	37.73%
Allowance for loan losses to total gross loans	2.54%	2.69%	1.88%

6

Stewardship Financial Corporation
Selected Consolidated Financial Information
(dollars in thousands, except per share amounts)
(unaudited)

	For the three months ended		For the year ended
	December 31,		December 31,
	2011	2010	2011	2010
Selected Operating Data:
Interest income	$7,748	$8,193	$31,574	$32,984
Interest expense	1,594	2,039	6,964	8,778
Net interest and dividend income	6,154	6,154	24,610	24,206
Provision for loan losses	4,925	1,820	10,845	9,575
Net interest and dividend income
after provision for loan losses	1,229	4,334	13,765	14,631
Noninterest income:
Fees and service charges	524	504	2,074	1,990
Bank owned life insurance	81	82	325	331
Gain on calls and sales of securities	686	279	1,161	1,081
Gain on sales of mortgage loans	374	456	1,209	671
Other	118	49	391	314
Total noninterest income	1,783	1,370	5,160	4,387
Noninterest expenses:
Salaries and employee benefits	2,106	2,180	8,983	8,331
Occupancy, net	487	483	2,023	1,954
Equipment	239	258	970	1,129
Data processing	341	336	1,351	1,322
FDIC insurance premium	161	264	714	976
Charitable contributions	83	60	398	360
Other	1,404	1,166	4,217	3,878
Total noninterest expenses	4,821	4,747	18,656	17,950
Income before income tax expense (benefit)	(1,809)	957	269	1,068
Income tax expense (benefit)	(847)	(130)	(415)	(165)
Net income	(962)	1,087	684	1,233
Dividends on preferred stock and accretion	38	138	558	550
Net income (loss) available to common stockholders	$(1,000)	$949	$126	$683

Weighted avg. no. of diluted common shares	5,866,575	5,845,952	5,861,465	5,843,756
Diluted earnings (loss) per common share	$(0.17)	$0.16	$0.02	$0.12

Return on average common equity	-8.82%	8.66%	0.29%	1.55%

Return on average assets	-0.53%	0.62%	0.10%	0.18%

Yield on average interest-earning assets	4.70%	5.13%	4.89%	5.27%
Cost of average interest-bearing liabilities	1.20%	1.52%	1.31%	1.70%
Net interest rate spread	3.50%	3.61%	3.58%	3.57%

Net interest margin	3.75%	3.87%	3.83%	3.89%

7